Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated April 4, 2011, as supplemented by	Registration Statement No. 333-173299
the Preliminary Prospectus Supplement dated April 30, 2012)	May 1, 2012

Zions Bancorporation

5,750,000 Depositary Shares

Each Representing a 1/40th Interest in a Share of

Series F Fixed-Rate Non-Cumulative Perpetual Preferred Stock

Summary of Terms for Issuance

Issuer:	Zions Bancorporation (the “Company”)

Securities Offered:	Depositary Shares Each Representing a 1/40th Interest in a Share of Series F Fixed-Rate Resettable Non-Cumulative Perpetual Preferred Stock (the “Series F Preferred Stock”)

Size	$143,750,000

Number of depositary shares issued	5,750,000

Public offering price per depositary share	$25

Ratings:	BB / B / B (low) (S&P / Fitch / DBRS)

Proceeds, before expenses, to the issuer:	$141,593,750

Dividend:	When, as, and if declared by the Company’s board of directors, dividends on the Series F Preferred Stock will be payable at a rate of 7.90% per annum.

Redemption	The Series F Preferred Stock may be redeemed in whole, or in part, on and after June 15, 2017 at a redemption price equal to $1,000 per share of Series F Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series F Preferred Stock may be redeemed in whole, but not in part, prior to June 15, 2017, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share of Series F Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series F Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series F Preferred Stock.

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 beginning on June 15, 2012.

Trade Date:	May 1, 2012

Settlement Date:	May 7, 2012 (T+4)

Liquidation Preference/Listing:	$25 per depositary share; NYSE listing pending; SEC registered

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

CUSIP/ISIN:	989701 867

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated April 30, 2012, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.